

May 15, 2009

Via U.S. Mail and facsimile at (212) 688-1158

Andrew N. Langham, Esq.
Law Department
Icahn Enterprises L.P. and Affiliated Companies
767 Fifth Avenue – 47th Floor
New York, New York 10153

Re: Biogen Idec Inc. ("Biogen" or "the Company")
Additional Soliciting Materials filed May 11, 12 and 15, 2009 by Carl C. Icahn et al.
File No. 000-19311

Dear Mr. Langham:

        We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Materials Filed May 12, 2009

1.   We note that you have made statements in your soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of Biogen's management and board of directors, or directly or indirectly make charges about them concerning improper, illegal or immoral conduct or associations, all without adequate factual foundation. By way of example, the following problematic statements are representative of those that appear in your soliciting materials:

- "Amevive never lived up to *management hype*." (page 13; emphasis added)
- "*Suboptimal* licensing efforts over last five years." (page 20; emphasis added)

- "CEO Mullen paid well despite *poor performance and failures across many dimensions*." (page 29; emphasis added)

Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us with support for the following statements, and in future filings, please recharacterize each such statement as a belief or opinion.

- "Management not aligned with shareholder interest." (page 4)

- "At least one bidder was denied its request to speak with Elan which may have caused that bidder to walk away from the process." (page 31)

- "Board severely limited due diligence opportunities . . . ." (page 31)

- "Refused to allow bidders access to Elan . . . ." (page 31)

- "Relationships with Genetech, Roche and Elan are strained." (page 44)

- "Separating Biogen assets will enhance shareholder value as management focus should improve and disparate assets appeal to different buyers" (page 46)

*   *   *

You should furnish a response letter keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions